ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 27, 2012	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 81 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 2, 2012, relating to the GW&K Small Cap Equity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: Please explain supplementally why a market capitalization of $3.5 billion is an appropriate upper limit for what the Fund considers to be a small-capitalization company.

Response: The Trust respectfully submits that a market capitalization range of up to $3.5 billion is consistent with investor expectations of the term “small-cap.” The Trust notes that it could, consistent with wide-spread industry practice, define small-cap securities by reference to a broad-based securities market index that focuses on the small cap sector, such as the Russell 2000 Index. If it were to use such a definition, the Trust notes that it could consider securities of companies with a market capitalization of $3.623 billion as small-cap, based on the capitalization range of the Russell 2000 Index as of March 31, 2012.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda

cc : Michael Ponder, Esq.